CONFIDENTIAL TREATMENT REQUESTED BY
CARACO  PHARMACEUTICAL LABORATORIES, LTD.

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION IN THIS LETTER HAS BEEN REPLACED WITH [***].

BODMAN LLP
6th Floor at Ford Field
1901 St. Antoine Street
Detroit, Michigan 48226
Office: (313) 259-7777
Fax: (313) 393-7579

Fred B. Green
313-392-1056
fgreen@bodmanllp.com

May 12, 2010

CORRESP

Mr. Jim B. Rosenberg Senior Assistant Chief Accountant United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549	SUBMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND PURSUANT TO 17 C.F.R. 200.83.

Re:	Caraco Pharmaceutical Laboratories, Ltd.
Form 10-K for the Fiscal Year Ended March 31, 2009
Form 10-Q for the Quarterly Period Ending September 30, 2009
Definitive Proxy Statement on Schedule 14A Filed July 29, 2009
File No. 001-31773

Dear Mr. Rosenberg:

This letter is on behalf of Caraco Pharmaceutical Laboratories, Ltd. (“Caraco or the “Company”) responding to your letter dated April 22, 2010, and is in addition to Caraco’s response to you dated February 12, 2010 with respect to your letter dated January 29, 2010.

For your convenience, Caraco’s responses track the items identified in your letter.  Your comments are set forth in bold and Caraco’s responses are in italics.

Form 10-K for the Year Ended March 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources

CONFIDENTIAL TREATMENT REQUESTED BY
CARACO  PHARMACEUTICAL LABORATORIES, LTD.

Securities and Exchange Commission
May 12, 2010

Fiscal 2009 and Fiscal 2008, page 32

1.
We acknowledge your response to prior comment one.  However, your calculations of inventory levels equivalent to days sales on hand appears to be based on amounts during the last quarter of each fiscal year instead of the entire fiscal year.  Revise your disclosure to clarify why this is meaningful and to disclose days sales on hand for each year presented.  Please revise your disclosure to clarify how days sales on hand are calculated including why you calculate it based on sales rather than on cost of sales.  In addition, consistent with your response please disclose that the FDA warning letter and your voluntary product recalls had no material impact on inventory balances at March 31, 2009.

Caraco believes that although certain other disclosures under this heading refer to year-to-year comparisons, the calculations of inventory levels equivalent to days sales on hand based on net sales amounts during the last quarter of each year instead of the entire fiscal year are more accurate calculations than if presented for the entire fiscal year to more accurately match the inventory movement in an issuer’s supply chain.  Due to the marketability of products caused by competitors entering the market and the impact of regulation and litigation, recent sales patterns are a more accurate predictor of demand.  For this reason, this calculation more closely reflects what is necessary for future sales.   Caraco believes that this provides more useful information to its shareholders.  Furthermore, such presentation is consistent with what Caraco discloses in its quarterly reports on Form 10-Q.  The calculation properly belongs  under the heading, “Liquidity and Capital Resources, Fiscal 2009 and Fiscal 2008,” because it is based on the inventory on hand at year-end; but, again, the calculation is based on net sales for the quarter as Caraco believes it provides investors with more useful information.  Caraco will clarify in the disclosure in future annual reports on Form 10-K that the calculations of days sales of inventory on hand is based on net sales amounts during the last quarter of the fiscal year.

As you note, the calculations are based on net sales rather than on cost of sales.  This is simply the benchmark that Caraco has historically used.  In future annual and quarterly reports, Caraco will provide the calculations based on cost of sales, will provide comparable historical calculations and will disclose that the calculation is based on cost of sales.

As stated in Caraco’s previous response, the Form 10-K for the year ended March 31, 2009 already has disclosed that the total sales revenue related to the recalls was only approximately $4.2 million.  The impact of such recalls on inventory at March 31, 2009 was not material.  In addition, as stated in Caraco’s previous response, the Company does not believe that the FDA warning letter had a material impact on inventory balances at March 31, 2009 as manufacturing and sales activity continued.  Inventory balances were materially impacted, however, by the FDA seizure on June 25, 2009.  You have asked, consistent with Caraco’s response with respect to the calculation of days sale on hand, to disclose that the FDA warning letter and the voluntary product recalls had no material impact on inventory balances at March 31, 2009.  Since Caraco does not believe that an amendment to its Form 10-K for the fiscal year ended March 31, 2009 relative to the disclosure of days sales on hand is necessary for the reasons discussed above, consistent therewith, Caraco believes that amending the Form 10-K for the year ended March 31, 2009 to simply provide additional disclosure of the impact of the recalls and FDA warning letter on inventory are not necessary.  However, Caraco will disclose in its Form 10-K for the year ended March 31, 2010, that with respect to the year ended March 31, 2009, that it does not believe that the FDA warning letter and its voluntary product recalls had a material impact on inventory balances at March 31, 2009.

CONFIDENTIAL TREATMENT REQUESTED BY
CARACO  PHARMACEUTICAL LABORATORIES, LTD.

Securities and Exchange Commission
May 12, 2010

Form 10-Q for the Quarterly Period Ending September 30, 2009

Financial Statements

Notes to Unaudited Financial Statements

3.            Current Status of the Corporation, page 7

2.
We acknowledge your response to prior comment six. Based on your response it appears that the $20 million payment has not been paid and will only be paid if Forest does not comply with a provision in the purchase agreement arising out of the settlement agreement.  As previously requested, please provide us with your accounting analysis supporting recording the $20 million amount as income in the quarter.  Please revise your disclosure to state when you received or expect to receive the $20 million non-recurring payment.

To clarify, the $20 million payment was paid by Forest to Caraco on September 30, 2009 by wire transfer.  The payment is not subject to any conditions requiring its return, in part or in full, to Forest.  Accordingly, it was included as non-recurring income in the six month period ended September 30, 2009.

3.
We acknowledge your response to comment seven.  In light of the uncertainty of events with the FDA, please revise your disclosure to quantify the amount of inventory related to materials purchased for products out of your Michigan facilities for which the Company has filed ANDAs with the FDA.  In addition, revise your disclosures to quantify the estimated impact on future results of operations and financial position regarding the unresolved FDA’s concerns.  In this regard, please consider all aspects of your operations and financial position including, but not limited to legal expenses, general and administrative expenses, inventory, sales, returns.  If you are not able to estimate the impact on your future results of operations and financial position, then disclose that fact and why you are not able to provide an estimate.

CONFIDENTIAL TREATMENT REQUESTED BY
CARACO  PHARMACEUTICAL LABORATORIES, LTD.

Securities and Exchange Commission
May 12, 2010

Your request to quantify the amount of inventory related to materials purchased for products out of Caraco’s Michigan facilities for which Caraco has filed ANDAs with the FDA has been answered in Note 13 which provides that “total inventories at September 30, 2009 and March 31, 2009 includes materials purchased in the amount of $3,257,323 and $2,875,885, respectively, related to products for which the Company has filed ANDAs with the FDA, and the commercial launch of such products will commence once the approvals are received.”  Such disclosure was repeated in two places in Caraco’s’ Form 10-Q for the quarter ended December 31, 2009, under Note 13 and in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Inventory.”  As I clarified to Ms. Allen in our telephone conversations, Caraco’s statement in its Form 10-Q for the quarter ended December 31, 2009 that:

“[t]he total number of ANDAs pending approval by the FDA as of December 31, 2009 was 31 (including four tentative approvals) relating to 27 products out of our Michigan facilities”

is meant to disclose that the 31 ANDAs pending approval relate to 27 products, all of which are manufactured out of Caraco’s Michigan facilities.  Four ANDAs relate to different strengths of such products.  Accordingly, the disclosures of the dollar amounts of the materials purchased in Note 13 and in the MD&A relate only to products out of Caraco’s Michigan facilities for which Caraco has filed ANDAs with the FDA.

In Caraco’s Form 10-Q for the quarter ended September 30, 2009, it is disclosed in numerous places that Caraco created, as of September 30, 2009, a reserve in the amount of $15.9 million with respect to the inventory seized by the FDA.  Further, Caraco disclosed that with respect to the inventory of raw materials which were opened solely for sampling purposes, which have an estimated value of $8.1 million, in the event Caraco is unable to recondition or recover all of such inventory, it will adjust the value of its inventory in future periods, which would result in a negative impact on the future operating results of Caraco.  Caraco also specifically disclosed that as a result of the FDA action, there has been a material adverse effect on its current operations and there may be a material adverse effect on its near term operations.  In addition, Caraco disclosed that there is no assurance that the steps Caraco is taking will be successful or result in resolution of the FDA concerns.  Moreover, Caraco disclosed that “it is not able, at this time, to estimate the costs of these actions.”  Caraco is not able to quantify the estimated impact on future results of operations and financial position regarding the unresolved FDA concerns because the time at which manufacturing can be resumed and the amount of sales which will be received from the sale of such products are too uncertain.  Further, the legal costs, general and administrative overhead, returns are not capable of quantification.  The inventory reserve was determined and disclosed, as well as the possibility of additional reserves for the raw material inventory.  Any additional disclosure would be conjecture.  Caraco’s disclosure that there may be a material adverse effect on its near-term operations succinctly informed its shareholders of the significance of the FDA concerns on Caraco.

CONFIDENTIAL TREATMENT REQUESTED BY
CARACO  PHARMACEUTICAL LABORATORIES, LTD.

Securities and Exchange Commission
May 12, 2010

Definitive Proxy Statement filed July 29, 2009

Compensation of Executive Officers

Compensation Discussion and Analysis

Components of Compensation-Executive Officers. page 11

4.
In response to prior comments 2 and 3, you provide a partial clarification of your compensation practices.  Please amend your Form 10-K to provide this additional disclosure regarding your goals and targets and your level of achievement thereof in connection with your cash bonuses.  In addition, your amended Form 10-K should include disclosure that expands on the information under the heading “to clarify” to also include the following:

a.
Please expand your disclosure of your level of achievement of the corporate goals for your Chief Executive Officer to disclose your actual achievement of your net sales and your percentage of gross profit for manufactured products; and

As previously disclosed, the CEO had performance goals for the fiscal year ended March 31, 2009 of achieving a net sales target of $461 million and maintaining gross profit of 46% or above for manufactured products. For the fiscal year ended March 31, 2009, Caraco achieved net sales of $337.2 million and the gross profit margin for manufactured products was 43%.

b.	Please disclose the individual goals for your Senior Vice President - Regulatory, as you only identify one of the three individual goals.

In the second full paragraph on page 11 of Caraco’s response to you dated February 12, 2010, Caraco disclosed that the Senior Vice President – Regulatory “achieved one individual development goal of submitting ANDA filings with the FDA with no major deficiencies, satisfied a significant part of two others as he filed nine of twelve ANDA products with the FDA and implemented or commenced the process of implementing three new software programs for the quality assurance and management and information departments of the Company.”  Your comment states that Caraco has only identified one of three individual goals.  To clarify, the three individual goals consist of filing ANDAs with the FDA with no major deficiencies, filing twelve ANDA products with the FDA (but only nine were filed) and completing three new software programs (none were completed) for the quality assurance and management and information departments of Caraco.

5.
In response to prior comment 3, you disclose that “With respect to the target market share for the Sun Pharma products, this information is confidential, the disclosure of which would result in competitive harm to the Company.”  In order to receive confidential treatment for this target, you must show that such disclosure will directly result in your competitors gaining access to highly sensitive information, e.g. break-even points or cost structures relating to specific products.  Please provide us with a detailed analysis which supports your statements that the disclosure of this target is competitively harmful.  Please note that you may request confidential treatment for portions of your analysis pursuant to Rule 83.  Alternatively, please disclose the target market share for the Sun Pharma products in your amended Form 10-K.

CONFIDENTIAL TREATMENT REQUESTED BY
CARACO  PHARMACEUTICAL LABORATORIES, LTD.

Securities and Exchange Commission
May 12, 2010

The target market share for all of the Sun Pharma products was [***], of which [***] was achieved.  As noted, with respect to the target market share for the Sun Pharma products, Caraco believes this information is confidential, the disclosure of which would result in competitive harm to the Company.  Caraco believes that the disclosure of the overall target market share would allow its competitors to gain an advantage and provide them with opportunities to stifle competition and inhibit Caraco’s ability to develop and grow its share of new and existing market opportunities.  If Caraco discloses the target market share for the Sun Pharma products, Caraco’s competitors, who are aware of the Sun products being distributed by Caraco, could use this knowledge to take action to thwart Caraco’s strategy and growth, including preemptively responding by adding a first right of refusal to their current contracts for one or more of these products with their customers, meaning that if they obtained any offers lower than their current net price, that they would have a right to match or beat that price, or add back-end rebates that would provide a net price that is lower than our offer.  These would effectively eliminate or significantly reduce Caraco’s ability to grow its market share of the Sun Pharma products.  Disclosing the specific target market would be detrimental to Caraco’s shareholders as competitors, armed with such knowledge, would take whatever steps they deem necessary to protect their market share.  For existing products where several competitors are marketing a product, any change or increase in targeted market share would be taken by the competitors as an indication of future competitive pricing and they would accordingly proactively change their prices to keep their present market share. The existing market share is available through various publications. Caraco does not wish to awaken its competitors to Caraco’s targeted growth and alarm them into protective measures to Caraco’s detriment.
______________________________

With respect to comments 4 and 5, in a conversation with Ms. Riegel, I was informed that Caraco’s responses should be included in an amended Form 10-K for the fiscal year ended March 31, 2009 because similar comments were made in SEC comment letters in 2008 with respect to Caraco’s Form 10-K for the year ended March 31, 2007 and related 2007 Proxy Statement, and Caraco’s response to such comments that the requested disclosure would be included in future reports was not adhered to.  To clarify, Caraco received SEC comment letters and oral comments with respect to its Form 10-K for the year ended March 31, 2007 and the related 2007 Proxy Statement, and Caraco responded in full thereto. In Caraco’s responses, it agreed to include certain information in its future reports to the extent still applicable.

 If you examine such responses and Caraco’s subsequent filings with the SEC, you will find substantial adherence to all of the SEC’s comments and Caraco’s promised responses, which responses are generally included verbatim in the filings (except for changes to make them fit the facts of a particular year).  Caraco significantly thereby increased the amount and quality of its disclosures.  In particular, Caraco greatly expanded its disclosures with respect to executive compensation including the Components of Compensation – Executive Officers as previously disclosed on page 11 of the 2007 Proxy Statement and with respect to the Annual Bonus as previously disclosed on page 12 of the 2007 Proxy Statement.

CONFIDENTIAL TREATMENT REQUESTED BY
CARACO  PHARMACEUTICAL LABORATORIES, LTD.

Securities and Exchange Commission
May 12, 2010

Caraco takes its disclosure responsibilities and your comments and its promises seriously.   It has adhered to its promises of including the required disclosures in its future filings..  With respect to executive compensation, if you examine Caraco’s 2008 Proxy Statement, you will see full disclosure of what Caraco had promised it would disclose.  Having said that, however, Caraco notes that while it included substantially all of the disclosure that it had provided in the 2008 Proxy Statement in its 2009 Proxy Statement, it did omit individual development goals and the achievement level of certain corporate and individual goals from its 2009 Proxy Statement.  The individual development goals, as noted in our previous response of February 12, 2010, were de minimis, and the achievement of many of the corporate goals can be determined by Caraco’s other filed reports.  With respect to the interim Chief Financial Officer, the individual goals, if achieved, would result in a bonus of less than $2,500.  With respect to the Senior Vice President – Business Strategies, the individual goals, if achieved, would result in a bonus of less than $16,500.  With respect to the Senior Vice President – Regulatory, the individual goals, if achieved, would result in a bonus of less than $9,100.  Also, and significantly, Caraco disclosed in the 2009 Proxy Statement the very material disclosure that no bonuses were awarded because Caraco did not perform.  Caraco’s Compensation Committee recognized that there is a correlation between a company’s performance and the award of bonuses and that in Caraco’s situation, whether or not individual performance parameters and individual development goals were achieved, the Compensation Committee determined not to award any bonuses because of the Company’s overall performance.  Caraco believes that this disclosure is the most important and most material to shareholders.

Caraco recognizes the importance of full disclosure and will, in the future fully disclose all individual development goals and the achievement of all corporate and individual goals in its proxy statements.  Because of the increased significant additional disclosures made by Caraco in its filings, substantial fulfillment of its past promised disclosures and agreement to make full disclosures of all individual development goals and the achievement of all corporate and individual goals in its future proxy statements, Caraco is requesting that you agree that it is not necessary to amend the Form 10-K for the year ended March 31, 2009 to add disclosure about the above-referenced individual performance goals and level of achievement of the corporate and individual goals.

CONFIDENTIAL TREATMENT REQUESTED BY
CARACO  PHARMACEUTICAL LABORATORIES, LTD.

Securities and Exchange Commission
May 12, 2010

Grants of Plan-Based Awards, page 15

6.
We are re-issuing prior comment 4.  In your amended Form 10-K, please revise your table to include each grant of an award made to an executive officer in the last completed fiscal year under any plan.  It appears that you have not included your proposed grant of awards under your non-equity incentive plan which you describe on pages 12-13.  It also appears that you have not included your May 2, 2008 grant of 10,000 shares of common stock to your Chief Executive Officer that you describe on page 13.

In light of the foregoing, Caraco repeats its response to this comment 6, which is included in its response to comment 4 to its letter dated February 12, 2010.  The information required by the table is included in numerous places in Caraco’s 2009 Proxy Statement, and shareholders thereby have received full disclosure of the required information.  Caraco will include disclosure of all the applicable information required by the table in its future proxy statements.  Caraco, therefore, requests that you agree that it is not necessary to amend its Form 10-K for the fiscal year ended March 31, 2009 to include the requested information.

______________________________

Caraco appreciates the opportunity to help clarify and explain its responses to your comments in greater detail, and your assistance in enhancing its future disclosures.  If you have any comments concerning the foregoing, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Fred B. Green

cc.	Jitendra N. Doshi, Chief Executive Officer
Mukul Rathi, interim Chief Financial Officer